Exhibit 99.1

High Tide to Acquire Crossroads Cannabis, Adding Four Established Cannabis Retail Stores in Ontario

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021, to its short form base shelf prospectus dated April 22, 2021.

CALGARY, AB, March 3, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that it is taking yet another step to expand its bricks-and-mortar retail cannabis operations, by entering into a definitive agreement (the "Acquisition Agreement") pursuant to which High Tide will acquire four operating retail cannabis stores in Ontario (the "Stores") under the name Crossroads Cannabis ("Crossroads"), for CAD$2.5 Million (the "Transaction"). The Stores are located in Stratford, Woodstock, Hanover and Markdale. The Stratford store is located in a retail plaza anchored by a national discount grocery chain. The Woodstock store is located in a shopping centre anchored by a large national home improvement store. The Hanover store is located in a power centre with numerous anchors including national grocery and big box retail chains. The Markdale store is well-located immediately beside the provincial liquor retailer. For the three months ended December 31, 2021, Crossroads generated annualized revenue of CAD$7.6 Million and annualized Adjusted EBITDA1 of CAD$0.7 Million. The purchase price represents 3.5x annualized Adjusted EBITDA for the three months ended December 31, 2021.

"Since its inception, Crossroads has been a very popular cannabis retail brand in the communities that it serves. The Stratford Crossroads location was the first to open in the city and has meaningful levels of goodwill from early customers in the community." said Raj Grover, President and Chief Executive Officer of High Tide. "As consolidation in the Canadian retail cannabis space has picked up steam, we have become the acquirer of choice. This has allowed us to be strategic in determining where to expand within Ontario, bringing our innovative discount club model to communities which we have not yet been able to serve directly. The pandemic has resulted in longer lead times to open stores organically, and by consolidating the retail landscape through accretive acquisitions, we are keeping up the momentum of overall store expansion. We expect to announce more retail store acquisitions in the near term as we move towards our goal of reaching 150 stores by the end of calendar 2022. I would like to give a warm welcome to the Crossroads team as they join the High Tide family," added Mr. Grover.

"As I observed how the retail market has matured in Ontario, it became crystal clear to me that consolidation would be the path to true longevity. I recognized the exceptional foresight and leadership in Raj and his committed team, and I'm delighted to now be associated with High Tide and Canna Cabana's future growth and success," said Robert Rowe, Sole Proprietor of Crossroads.

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[1] Adjusted EBITDA is a non-IFRS financial measure.

TRANSACTION DETAILS

The Transaction, which is an arm's length transaction, is subject to, among other things, receipt of required TSX Venture Exchange ("TSXV") approval, Alcohol and Gaming Commission of Ontario approval, and other customary conditions of closing, is expected to close in the coming weeks. The consideration (the "Consideration") for the Stores being acquired will be CAD$2.5 Million paid in common shares of High Tide ("High Tide Shares") on the closing of the Transaction (the "Closing") on the basis of a deemed price per High Tide Share equal to the volume weighted average price per High Tide Share on TSXV for the 10 consecutive trading days preceding Closing. On Closing the stores will include $285,000 of inventory. The purchase price represents 3.5x annualized Adjusted EBITDA1 for the three months ended December 31, 2021. Including the Crossroads Stores, following Closing, High Tide will have at least 37 stores in Ontario and 115 stores nationwide.

The High Tide Shares issued pursuant to the Consideration will be subject to a statutory hold period of four months and one day from Closing.

Separately, the Company has now issued the shares that were disclosed in its press release dated February 18, 2022.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 111 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021, and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker Fastendr™ technology. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, and BlessedCBD.co.uk, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

ABOUT CROSSROADS

Crossroads is a family owned and operated company, and works hard to make all their guests feel like part of the family. Their stores offer a clean and welcoming environment to help make customers new to cannabis feel comfortable. Crossroads offers an industry leading range of products at affordable and competitive prices. Their local staff are knowledgeable and passionate about cannabis and driven to help customers navigate their journey.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: High Tide completing the Transaction on the terms and within the timelines set out in this news release; High Tide receiving requisite approvals for the Transaction; the anticipated effects of the Transaction on the business and operations of High Tide; Mr. Grover's expectation to announce more retail acquisitions in the future; Mr. Grover's statement with respect to High Tide's goal of reaching 150 stores by the end of calendar 2022; and High Tide's plans to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: that High Tide will have the ability to successfully complete the Transaction (and will have the ability to obtain all requisite approvals) on the terms and within the timelines anticipated by High Tide; High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for High Tide's product offerings; current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities), although considered reasonable by management of High Tide at the time of preparation, may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the risks associated with the cannabis and CBD industries in general; the inability of High Tide to close the Transaction; the inability of High Tide to obtain requisite approvals, the inability of High Tide to pursue more retail acquisitions in the future, the inability of High Tide to acquire more stores and to reach 150 stores by the end of calendar 2022, the inability of High Tide to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 03-MAR-22